UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of registrant’s name into English)

Azrieli Center

26 Harukmim St.

Holon, 5885800 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Prospective Offering of Additional Sapiens Series B Debentures in Israel; Rating for Debentures

On June 1, 2020, Sapiens International Corporation N.V. (“Sapiens” or the “Company”) issued a press release announcing that it is pursuing an offering, in Israel, of up to an additional $60 million (to be denominated in New Israeli Shekels) of its non-convertible Series B Debentures. The new debentures will be part of the same series as, and will have terms that mimic the terms of, Sapiens’ already outstanding Series B Debentures. The prospective offering will be carried out pursuant to Sapiens’ existing Israeli shelf prospectus filed with the Israeli Securities Authority (“ISA”) and Tel Aviv Stock Exchange (“TASE”) on August 7, 2017, the effectiveness of which has been extended until August 7, 2020 (the “Israeli Shelf Prospectus”), and a supplemental shelf offering report to be filed with the ISA and the TASE that will describe the specific details of the offering. A copy of the above-referenced press release is appended to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1.

In connection with the prospective offering, Sapiens has received a rating report (the “Rating Report”) published by Ma’alot S&P Global (a part of the global rating firm Standard & Poor's Financial Services LLC) (“S&P Ma’alot”) with respect to Sapiens and up to an additional NIS 220 million (approximately $60 million) principal amount of Sapiens’ Series B Debentures. The Rating Report maintains the ilA+\stable and ilA+ ratings for Sapiens and its Series B Debentures, respectively, that S&P Ma’alot had published in August 2017 and had affirmed as of July 2018 and again as of July 2019.

A copy of an English translation of the Rating Report is furnished as Exhibit 99.2 to this Form 6-K and is incorporated herein by reference.

There is still no certainty concerning the Company’s ability to consummate the offering of additional Series B Debentures, which is still subject to the approval of the TASE. Any offering of additional Series B Debentures would not be made to U.S. persons and would be made in an “overseas directed offering” in Israel pursuant to the exemption from registration under Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Important Note re: Series B Debenture Offering and Related Disclosures

This Form 6-K is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the Securities Act or an exemption from the registration requirements thereunder. Any offering of securities pursuant to the Israeli Shelf Prospectus and any supplemental shelf offering report will be made only in Israel to residents of Israel, will not be registered under the Securities Act and will not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from registration under the Securities Act.

Investor Presentation

On June 1, 2020, Sapiens shared a general presentation to investors in connection with the foregoing Israeli Series B Debenture offering. That presentation is furnished as Exhibit 99.3 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: June 1, 2020	By:	/s/ Roni Giladi
Name: Roni Giladi
Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release issued by Sapiens on June 1, 2020 announcing Sapiens’ pursuit of an offering, in Israel, of an additional $60 million (approximately NIS 220 million) principal amount of Sapiens’ non-convertible Series B Debentures
99.2	English translation of rating report of Ma’alot S&P Global (a part of the global rating firm Standard & Poor's Financial Services LLC) with respect to Sapiens and up to an additional NIS 220 million principal amount of Sapiens’ Series B Debentures, published by Sapiens on June 1, 2020
99.3	General presentation shared by Sapiens with Israeli investors on June 1, 2020

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